                                                                Exhibit (a)(1)K.


                                                                October 12, 2001

DEAR CANTV INVESTOR:

       AES Comunicaciones de Venezuela, C.A. ("AES Comunicaciones"), a company jointly owned by The AES Corporation and Corporacion EDC, C.A., is offering to purchase 28,566,944 American Depositary Shares, or ADSs, of Compania Anonima Nacional Telefonos de Venezuela (CANTV) for $24.00 per ADS in cash (each ADS representing 7 Class D shares of CANTV). Additionally, AES Comunicaciones is offering to purchase in Venezuela 199,968,608 CANTV shares for $3.4285714 per share in cash.

       CANTV has rejected the AES Comunicaciones offers and proposed instead a share repurchase program financed with your money. Shareholders will vote on this proposal at a special meeting on October 24, 2001.

       Venezuela's National Securities Commission demanded that CANTV disclose the details of its proposal. However, as of the date of this letter, CANTV has not provided these details to you. CANTV just does not seem to care about your right to make an informed decision.

       CANTV's actions - including its attempt to rush a vote on a share repurchase proposal while withholding fundamental information - are part of an ill-advised strategy to prevent you from participating in the AES Comunicaciones offers or any other potential offers. You must ask yourself whether CANTV is acting in your best interests. CANTV's proposed share repurchase program is contrary to your best interests.

                             PROTECT YOUR INTERESTS:
              VOTE AGAINST CANTV'S PROPOSED SHARE REPURCHASE PROGRAM

       If you think your money should not be used to benefit only the controlling shareholder and management and you want the AES Comunicaciones offers, or any other potential offers, to proceed, you must vote AGAINST the share repurchase program proposed by CANTV.

       AES Comunicaciones is offering to purchase your CANTV shares and ADSs for cash at a significant premium to the pre-announcement trading prices. CANTV instead is proposing to use your money to block the AES Comunicaciones offers and any other potential offer. Give yourself and other CANTV share and ADS holders the opportunity to participate in these offers by voting AGAINST CANTV's proposed share repurchase plan.

                                  ACT URGENTLY!

       A voting instruction form accompanies this letter. Vote today. If you do not promptly return your voting instruction, it will not be counted. Worse still, if you do not vote promptly, CANTV may try to designate a CANTV representative to vote your shares in favor of the proposal. A failure to vote, therefore, will have the same effect as a vote in favor of the proposed repurchase plan. ADS VOTING INSTRUCTIONS MUST BE RECEIVED BY YOUR BROKER OR BANK BEFORE 5:00 P.M. OCTOBER 22, 2001.

Time is short. If you have any questions or require assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting AES
Comunicaciones, toll-free at (800) 549-6746. Outside the U.S., call collect on +1 (212) 269-5550.

                                           AES COMUNICACIONES DE VENEZUELA, C.A.